UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes      |_|                       No       |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes   |_|                       No    |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes   |_|                       No    |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Press release dated June 2nd, 2004

      2.    Press release dated June 21st, 2004

      3.    Press release dated June 23rd, 2004

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                   (Registrant)


                                   By: s/s Sebastien Gignac
                                       Name:  Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: July 6, 2004

ART

News release
For immediate publication

    ART AND LAB PRECLINICAL RESEARCH INTERNATIONAL INC. ANNOUNCE PARTNERSHIP
                                   AGREEMENT

A mutually beneficial partnership promoting time-domain small animal molecular imaging and offering innovative solutions in the preclinical drug development sector.

Montreal, Canada, June 2, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, and LAB Preclinical Research International Inc. ("LAB") (a wholly-owned subsidiary of LAB International Inc. TSX: LAB), a preclinical contract research organization based in Laval, Canada, are pleased to announce the signing of an agreement under which LAB is to act as a preclinical demonstration site and provide real-time testing and evaluation of ART's eXplore Optix(TM) time-domain small animal molecular imaging system.

"We are delighted to work in collaboration with ART, providing real-time testing and evaluation of the eXplore Optix in support of their commercialization efforts," stated Dr. Leigh Berryman, President of LAB Preclinical Research International Inc. "Through ART's preclinical optical molecular imaging technology, we will deliver innovative solutions to companies evolving in the non-clinical drug development sector," concluded Dr. Berryman.

The agreement is aiming at supporting ART in its commercialization efforts in order to achieve sales of the eXplore Optix device as well as to provide LAB's clients early access to the system. This partnership will thereby create more productive and meaningful preclinical research methods. ART and LAB will also work together in generating research and development studies that will demonstrate novel applications with the eXplore Optix system.

"We are pleased to showcase our technology through LAB, a key partner in supplying innovative technologies to the biopharmaceutical sector," declared Micheline Bouchard, President and CEO of ART. "We are confident that this initiative will contribute directly to the success of our commercialization efforts for eXplore Optix," concluded Ms. Bouchard.

Through this partnership agreement, a research and development study was conducted to evaluate hepatic receptor concentration by quantitative optical imaging. The results of the study, presented at the Society of Toxicology meeting on March 22, 2004, demonstrated that optical imaging has higher sensitivity than nuclear imaging, allowing quantitation of receptor density, improved kinetic modeling and tomographic representations.

This partnership agreement was initiated through the Quebec Government technological window program, intended to support small businesses in their commercialization efforts for innovative technology developed in Quebec, for which real-time demonstration is required in order to conclude a first sale.

About LAB Preclinical Research International Inc.

LAB Preclinical Research International Inc. is a contract research organization offering preclinical services to the biopharmaceutical sector. More specifically, LAB is engaged in creating and delivering innovative solutions in the field of non-clinical drug development with a focus on the early stage phase of drug development in animals.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging.

ART's shares are listed on the TSX under the ticker symbol ARA.

Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART

News release
For immediate publication

 ART HONOURED WITH PRESTIGIOUS INNOVATION AWARD FROM ARMAND-FRAPPIER FOUNDATION

The Innovation Award pays tribute to ART for its significant achievement in technological innovation.

Montreal, Canada, June 21, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is proud to announce it has received the Armand-Frappier Foundation 2004 Award in the "Innovation" category. This award was created to honour an organization based or operating in Quebec, in any sector, which has distinguished itself in the design, development and commercialization of a scientific or technological innovation or has made a remarkable contribution to research and development.

"I am most proud that ART received this prestigious award as it recognizes not only our innovative technology but foremost the talent, passion and dedication of our entire team," stated Micheline Bouchard, President and CEO of ART. "Innovation is at the heart of ART's success as we develop new optical molecular imaging products for the pharmaceutical and medical sectors," concluded Mrs. Bouchard.

ART has developed two innovative products based on its time-domain molecular imaging technology: a preclinical optical molecular imager designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs and a molecular imaging device designed to improve the diagnosis and treatment of breast cancer lesions.

About the Armand-Frappier Foundation Awards

The Armand-Frappier Foundation was established in 1978. Its mission is to raise funds to sustain a variety of research programs and purchase highly specialized scientific equipment for the Armand-Frappier Institute. The foundation's major annual fund raising event, La Fete champetre, is held at the beginning of summer on the premises of the INRS-Armand-Frappier Institute. During this event, the Foundation presents two distinctive awards, one in the Health category and another in the Innovation category. The awards were created in 1994 to recognize companies which are distinguished by their scientific innovations or by virtue of commercial success or finally, by exceptional contributions to research and development.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com

ART

Media Advisory
For immediate publication

     ART TO BE PRESENT AT THE 23rd INTERNATIONAL WORLD CONGRESS OF RADIOLOGY

ART will display its SoftScan(R) device and will hold a medical imaging symposium to discuss its optical breast imaging technology with prominent breast specialists.

Montreal, Canada, June 23, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, will be present at the upcoming International World Congress of Radiology to be held in Montreal from June 25 to 29, in the course of which it will exhibit its SoftScan breast imaging device designed to improve the diagnosis and treatment of breast cancer.

During the congress, ART will hold a symposium on molecular imaging led by Dr. Joseph Kozikowski, Chief Medical Officer at ART, which will take place on Sunday, June 27, from noon to 1:00 PM in room 519 AB. Dr. Kozikowski will present recent advances in functional and molecular breast imaging that hold promise to optimizing patient diagnosis, treatment, and outcomes. A panel of prominent breast specialists will also be present to discuss and review current clinical practices, recent advances, and case studies in functional and molecular breast imaging.

ART will be exhibiting at booth # 1010.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer lesions. ART is commercializing its products in a global strategic alliance with GE Healthcare, the world leader in mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at http://art.ca/en/home.html

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For Further Information, Please Contact:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777

Renmark Financial Communications, Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com